UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 001-13175

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PREMCOR RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
VALERO ENERGY CORPORATION
One Valero Way
San Antonio, Texas 78249

PREMCOR RETIREMENT SAVINGS PLAN

All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or not required.

i

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Premcor Retirement Savings Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Premcor Retirement Savings Plan (the Plan) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years ended December 31, 2025 and 2024, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years ended December 31, 2025 and 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information
The Schedule H, line 4i–Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our

opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2007.

Cleveland, Ohio
June 25, 2026

PREMCOR RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2025	2024
Assets
Investments at fair value	$354,031,685	$318,453,021
Receivables:
Notes receivable from participants	6,776,452	6,142,105
Employer contributions	119,793	230,053
Participant contributions	406	623
Total receivables	6,896,651	6,372,781
Total assets	360,928,336	324,825,802
Net assets available for benefits	$360,928,336	$324,825,802

See Notes to Financial Statements.

PREMCOR RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2025	2024
Additions:
Investment income:
Dividend income	$19,993,228	$14,952,860
Net appreciation in fair value of investments	35,281,835	20,400,267
Total investment income	55,275,063	35,353,127
Interest income on notes receivable from participants	526,342	451,141
Contributions:
Participant	8,527,128	8,476,282
Employer	6,433,531	6,418,666
Total contributions	14,960,659	14,894,948
Total additions	70,762,064	50,699,216
Deductions:
Benefit payments	(34,659,530)	(23,034,786)
Net increase in net assets available for benefits	36,102,534	27,664,430
Net assets available for benefits:
Beginning of year	324,825,802	297,161,372
End of year	$360,928,336	$324,825,802

See Notes to Financial Statements.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

General
The Premcor Retirement Savings Plan (the Plan) is a qualified profit-sharing plan covering Valero Energy Corporation’s eligible United States (U.S.) employees. (See “Eligibility and Participation” below for a description of employees eligible for participation in the Plan.) The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). As used in this report, the term “Valero” may refer, depending upon the context, to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.

The description of the Plan included in these notes to financial statements provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.

Plan Administration
Valero, the plan sponsor, is a multinational manufacturer and marketer of petroleum-based and low-carbon liquid transportation fuels and petrochemical products. Valero’s common stock trades on the New York Stock Exchange under the symbol “VLO.”

The Valero Energy Corporation Benefit Plans Administrative Committee (Administrative Committee), consisting of persons selected by Valero, administers the Plan. The members of the Administrative Committee serve without compensation for services in that capacity. Vanguard Fiduciary Trust Company (Vanguard) is the trustee and record keeper under the Plan and has custody of the securities and investments of the Plan through a trust.

Eligibility and Participation
Valero’s employees at its Port Arthur and Memphis Refineries represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local 13-423 Plant Group and Local 9-00631, respectively, are eligible to participate in the Plan after completing six months of service. Participation in the Plan is voluntary.

Contributions
Participants may make pre-tax contributions from 1 percent up to 50 percent of their eligible compensation, as defined in the plan document, subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code). Participants may also make designated Roth 401(k) contributions to the Plan. In addition, they may elect to make after-tax contributions up to 5 percent of their eligible compensation; however, Valero does not match these contributions. Total participant contributions cannot exceed 50 percent of eligible compensation.
Any employee may make rollover contributions and eligible Roth 401(k) rollover contributions to the Plan. For the years ended December 31, 2025 and 2024, rollover contributions totaled $169,023 and $315,025, respectively, and were included in participant contributions.

Valero matches 200 percent of the first 3 percent of eligible compensation that a participant contributes on a pre-tax basis or as a Roth 401(k) contribution to the Plan. Valero also matches 100 percent of eligible

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
compensation above 3 percent up to a maximum of 6 percent that participants at the Port Arthur Refinery contribute to the Plan. All employer contributions are made in cash and are invested according to the investment options elected for the participant contributions. Employer contributions receivable as of December 31, 2025 and 2024 were received by the Plan in February 2026 and 2025, respectively.

Participant Accounts
Individual accounts are maintained for each participant. Each participant’s account is adjusted to reflect participant contributions, employer contributions, withdrawals, income, expenses, gains, and losses attributable to the participant’s account.

Vesting
Participants are vested 100 percent in their individual participant contribution accounts at all times. Participants vest in their employer matching contribution accounts at the rate of 20 percent per year and are 100 percent vested after five years of service.

Forfeitures
The Plan provides that if a participant incurs a break in service prior to becoming vested in any part of their employer account, the participant’s prior continuous service will not be disregarded for purposes of the Plan until the break in service equals or exceeds five successive years. Upon a participant’s termination of employment for other than death, total and permanent disability, or retirement on or after age 60, the nonvested portion of the participant’s employer account is forfeited upon distribution. In the event the participant is reemployed prior to incurring a break in service of five successive years, any amounts forfeited under this provision shall be reinstated.

Employer contributions for the years ended December 31, 2025 and 2024 were reduced by $84,000 and $120,000, respectively, from forfeited nonvested accounts. As of December 31, 2025 and 2024, forfeited nonvested accounts available to reduce future employer contributions or plan administrative expenses were $137,296 and $62,998, respectively.
Investment Options
Participants direct the investment of 100 percent of their participant and employer contributions and may transfer existing account balances into any of the investment options offered, subject to certain restrictions. These investment options include mutual funds, a common/collective trust, Valero common stock, and a money market security.
Participants may not designate more than 20 percent of their contributions to be invested in Valero common stock. Transfers into Valero common stock will not be permitted to the extent a transfer would result in more than 50 percent of the aggregate value of the participant’s account being invested in Valero common stock.

Withdrawals
A participant who is an employee may withdraw any after-tax contributions and under certain circumstances may withdraw pre-tax contributions. A participant may withdraw as of any date all or any portion of their account in the following order: (i) up to 100 percent of their after-tax contribution account, (ii) up to 100 percent of their rollover account or Roth rollover account, (iii) up to 100 percent of their pre-tax contributions account or designated Roth contribution account, but only in the event of a

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
hardship, unless the participant has attained age 59½, (iv) up to 100 percent of their vested matching contribution account, but only if the participant has attained age 59½, or (v) amounts in their BP account, as defined in the plan document, in accordance with the withdrawal rights provided under the terms of either the BP America Capital Accumulation Plan or the BP America Savings and Investment Plan.

Distributions
Upon a participant’s death, total and permanent disability, or retirement on or after age 60, the participant or the beneficiary of a deceased participant is entitled to a distribution of the entire value of the participant’s account and employer account regardless of whether or not the accounts are fully vested. Upon a participant’s termination for any other reason, the participant is entitled to a distribution of only the value of the participant’s account and the vested portion of the participant’s employer account.

Distributions resulting from any of the above occurrences may be made in a lump sum distribution. In lieu of the lump sum distribution, a participant or beneficiary may elect to receive the value of the participant’s account in the form of equal monthly installments, subject to certain restrictions. If the value of a vested account balance is equal to or less than $1,000, the account balance may be distributed to the participant in a cash lump sum distribution without the participant’s consent. The distribution of a vested account balance greater than $1,000 shall not be made without the participant’s consent.

Terminated participants may elect to have the Plan’s trustee hold their accounts for distribution to them at a date not later than April 1 of the calendar year after which they attain the required minimum distribution (RMD) age of 73. In this event, terminated participants continue to share in the income, expenses, gains, and losses of the Plan until their accounts are distributed. Effective January 1, 2033, the SECURE 2.0 Act of 2022 (SECURE 2.0 Act) increases the RMD age from 73 to 75. The SECURE 2.0 Act is discussed further on the following page under “SECURE 2.0 Act of 2022.”
The Plan allows participants who are called to active duty military service and who are on military leave for a period of 179 days or more to make withdrawals of all or any portion of their account.
Notes Receivable from Participants
Participants who are employees may borrow, subject to certain limitations, amounts credited to their pre-tax contribution account or designated Roth 401(k) contribution account. The maximum loan amount a participant may have outstanding is restricted to the lesser of:

(a)$50,000, reduced by the excess of (i) the highest outstanding balance of the participant’s loans during a one-year period over (ii) the outstanding balance of all loans to the participant on the day any new loan is made, or

(b)one-half of the current value of the participant’s vested interest in their Plan accounts.

The term of any loan may not exceed five years unless the loan is for the purchase of a participant’s principal residence, in which case the term of the loan shall not exceed 15 years. The balance of the participant’s account and vested portion of their employer account serve as security for the loan. Loans bear interest at a reasonable rate as established by the Administrative Committee, presently at prime plus 1 percent. Loan repayments of principal and interest are made through payroll deductions or as otherwise

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
determined. A participant may continue to make loan repayments following termination of employment pursuant to procedures established by Valero.

Plan Expenses
Plan administrative expenses, including trustee fees and administrative fees, may be paid by the Plan unless paid by Valero. Valero also provides certain other services at no cost to the Plan. Investment related expenses are included in net appreciation in fair value of investments. Individual participant transaction fees, such as overnight delivery fees, redemption fees, and annual loan maintenance fees, are deducted from the respective participant’s account and are included in benefit payments.

SECURE 2.0 Act of 2022
On December 29, 2022, the SECURE 2.0 Act was enacted to help improve retirement savings. The SECURE 2.0 Act made wide-ranging changes, both mandatory and elective, to qualified plans and its provisions have various effective dates. Significant provisions were as follows:

•the RMD age was increased from 72 to 73, effective January 1, 2023, and to age 75, effective January 1, 2033;

•the excise tax for failure to take RMDs was reduced from 50 percent to 25 percent of the RMD amount that was not taken, beginning January 1, 2023; and

•all catch-up contributions for participants with compensation of more than $145,000 (indexed for inflation) are required to be designated as Roth 401(k) contributions beginning after December 31, 2023. However, in August 2023, the Internal Revenue Service (IRS) announced an administrative transition period that delayed this requirement until taxable years beginning after December 31, 2025.
The Plan will incorporate changes in its plan document and administration to the extent required by the SECURE 2.0 Act.
2.    BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
General
The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (GAAP).

Subsequent Events
Management has evaluated subsequent events through June 25, 2026, the date these financial statements were issued. Any material subsequent events that occurred during this time have been properly recognized or disclosed in these financial statements.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Investments
The Plan’s investments are stated at fair value as described in Note 3.

Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are expensed when they are incurred and are reflected in benefit payments. A loan that has been defaulted upon and not cured within a reasonable period of time may be deemed a distribution from the Plan. The loan balance is reduced and benefit payments are increased after the participant makes final withdrawal from the Plan.

Payment of Benefits
Benefits are recorded when paid.

Risks and Uncertainties
In general, the Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. These risks may be impacted by certain external financial, business, and other factors, such as the effects of economic downturns, natural disasters, pandemics, war, or hostilities. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments may occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. The impact of those risks and factors remains uncertain and depends on future events and developments.

3.    FAIR VALUE MEASUREMENTS

A fair value hierarchy (Level 1, Level 2, or Level 3) is used to categorize fair value amounts based on the quality of inputs used to measure fair value. Accordingly, fair values determined by Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair values of its applicable

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
assets and liabilities. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

The valuation methods used to measure the Plan’s financial instruments at fair value are as follows:

•Mutual funds and common stock are measured at fair value using a market approach based on quoted prices from national securities exchanges and are categorized in Level 1 of the fair value hierarchy.

•The money market security represents interest-bearing cash and is therefore categorized in Level 1 of the fair value hierarchy.

•The common/collective trust invests solely in a master trust, which primarily holds investments in fully benefit-responsive investment contracts, and is valued at the net asset value of units of the common/collective trust as determined by the issuer of the trust based on the fair values of the underlying net assets divided by the number of units outstanding. The net asset value per unit is a quoted price in a market that is not active; therefore, these investments are classified within Level 2 of the fair value hierarchy.

The following tables present the Plan’s investments at fair value as of December 31, 2025 and 2024 by level of the fair value hierarchy. No investments were categorized in Level 3 of the hierarchy as of December 31, 2025 and 2024.

	2025
	Level 1	Level 2	Total
Mutual funds	$296,831,730	$—	$296,831,730
Common/collective trust	—	30,437,480	30,437,480
Valero common stock	26,577,045	—	26,577,045
Money market security	185,430	—	185,430
Investments at fair value	$323,594,205	$30,437,480	$354,031,685

	2024
	Level 1	Level 2	Total
Mutual funds	$263,534,351	$—	$263,534,351
Common/collective trust	—	33,079,024	33,079,024
Valero common stock	21,730,956	—	21,730,956
Money market security	108,690	—	108,690
Investments at fair value	$285,373,997	$33,079,024	$318,453,021

The Plan’s investment in shares of Valero common stock represented 7.5 percent and 6.8 percent of total investments at fair value as of December 31, 2025 and 2024, respectively. For the years ended December 31, 2025 and 2024, dividend income included $781,609 and $755,683, respectively, of dividends paid on Valero common stock. The closing price for Valero common stock was $162.79 and $122.59 on December 31, 2025 and 2024, respectively.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
4.    RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in mutual funds, a common/collective trust, and a money market security that are managed by an affiliate of Vanguard Fiduciary Trust Company, the Plan’s trustee. Administrative expenses incurred with the Plan’s trustee were not material for the years ended December 31, 2025 and 2024. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. In addition, the Plan allows for loans to participants and investment in Valero’s common stock. Valero, the sponsor of the Plan, provides accounting and administrative services at no cost to the Plan. These transactions are party-in-interest transactions under ERISA and are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Code.

5.    PLAN TERMINATION

Although it has not expressed any intent to do so, Valero has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of any termination of the Plan or complete discontinuance of employer contributions, participants would become 100 percent vested in their employer accounts. If the Plan were terminated, the Administrative Committee would direct the trustee to distribute the remaining assets, after payment of all Plan expenses, to participants and beneficiaries in proportion to their respective balances.
6.    TAX STATUS

The IRS has determined and informed the plan sponsor by a letter dated March 20, 2014, that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the plan sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and therefore believes that the Plan is qualified and the related trust is tax-exempt.

The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits in progress for any plan years.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of notes receivable from participants and net assets available for benefits per the financial statements to the Plan’s Form 5500 Annual Return/Report of Employee Benefit Plan (Form 5500):

	Notes Receivable from Participants	Net Assets Available for Benefits
December 31, 2025
Per the financial statements	$6,776,452	$360,928,336
Deemed distributions of participant loans	(27,693)	(27,693)
Per the Form 5500	$6,748,759	$360,900,643

December 31, 2024
Per the financial statements	$6,142,105	$324,825,802
Deemed distributions of participant loans	(36,876)	(36,876)
Per the Form 5500	$6,105,229	$324,788,926
The following is a reconciliation of investment income per the financial statements to the Form 5500:

	Year Ended December 31,
	2025	2024
Investment income per the financial statements	$55,275,063	$35,353,127
Interest income on notes receivable from participants per the financial statements	526,342	451,141
Investment income per the Form 5500	$55,801,405	$35,804,268
The following is a reconciliation of benefit payments per the financial statements to the Form 5500:

	Year Ended December 31,
	2025	2024
Benefit payments per the financial statements	$34,659,530	$23,034,786
Terminated deemed distributions of participant loans	(9,183)	—
Benefit payments per the Form 5500	$34,650,347	$23,034,786
The following is a reconciliation of deemed distributions of participant loans per the financial statements to the Form 5500:

	Year Ended December 31,
	2025	2024
Deemed distributions of participant loans per the financial statements	$—	$—
Deemed distributions of participant loans	—	9,183
Deemed distributions of participant loans per the Form 5500	$—	$9,183

PREMCOR RETIREMENT SAVINGS PLAN
EIN: 74-1828067
Plan No. 010

Schedule H, line 4i–Schedule of Assets (Held at End of Year)
As of December 31, 2025

Identity of Issue/Description of Investment	Current Value
Mutual funds:
Vanguard Balanced Index Fund Investor Shares	$7,972,036
Vanguard Explorer Fund Investor Shares	5,262,432
Vanguard Institutional Index Fund Institutional Shares	42,833,594
Vanguard International Growth Fund Admiral Shares	23,334,865
Vanguard Mid-Cap Index Fund Investor Shares	12,756,284
Vanguard PRIMECAP Fund Admiral Shares	42,165,392
Vanguard Small-Cap Index Fund Investor Shares	10,315,724
Vanguard Target Retirement 2020 Fund	2,502,196
Vanguard Target Retirement 2025 Fund	2,269,197
Vanguard Target Retirement 2030 Fund	5,502,869
Vanguard Target Retirement 2035 Fund	7,457,467
Vanguard Target Retirement 2040 Fund	7,649,327
Vanguard Target Retirement 2045 Fund	12,719,351
Vanguard Target Retirement 2050 Fund	15,853,785
Vanguard Target Retirement 2055 Fund	10,434,561
Vanguard Target Retirement 2060 Fund	2,812,023
Vanguard Target Retirement 2065 Fund	1,023,485
Vanguard Target Retirement 2070 Fund	37,153
Vanguard Target Retirement Income Fund	4,822,694
Vanguard Total Bond Market Index Fund Investor Shares	15,751,162
Vanguard U.S. Growth Fund Investor Shares	21,155,138
Vanguard Wellington Fund Admiral Shares	22,659,238
Vanguard Windsor II Fund Investor Shares	19,541,757
Total mutual funds	296,831,730
Common/collective trust:
Vanguard Retirement Savings Trust III	30,437,480
Common stock:
Valero Energy Corporation	26,577,045
Money market security:
Vanguard Cash Reserves Federal Money Market Fund Admiral Shares	185,430
Participant loans (interest rates range from 4.25% to 9.50%; maturity dates range from February 2026 to February 2038)	6,748,759
$360,780,444
________________________
All investments are party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Valero Energy Corporation Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PREMCOR RETIREMENT SAVINGS PLAN (Name of Plan)

Date: June 25, 2026	By:	/s/ John P. Locke
John P. Locke
Chairman of the Valero Energy Corporation
Benefit Plans Administrative Committee
Vice President and Treasurer, Valero Energy Corporation